BTB 3/11

SECU[RITIES AND EXCHANGE COM]MISSION

05037748

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| OMB Number: 3235-0123 |
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| SEC FILE NUMBER |
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| 8- 28273 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~CHARLES C. McDONALD~~ McDonald, Charles Chalmers

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2666 COMPASS DR.
(No. and Street)

ANNAPOLIS (City) MD (State) 21401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES C. McDONALD 410-573-9183
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORGAN, James M.
(Name — *if individual, state last, first, middle name*)

108 OLD SOLOMONS ISLAND RD. (Address) ANNAPOLIS (City) MD (State) 21401 (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLA 3/14

## OATH OR AFFIRMATION

I, CHARLES C. McDONALD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.C. McDONALD, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Charles C. McDonald
Signature

SOLE PROPRIETOR
Title

13 February 2005

Laura Andrews
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

James H. Morgan II

108 Old Solomons Island Rd. Annapolis, MD 21041 Tel: (410) 266-8633

Having examined the general ledger, blotter, and supporting documents thereto of the broker-dealer firm of C. C. McDonald, S.E.C. File Number 8-28273/Firm ID Number 010934, I hereby certify that to the best of my knowledge and belief all statements and schedules in its 2004 Annual Report of Financial Condition are accurate representations of C.C. McDonald's financial condition and, further, that this audit has been made in accordance with generally accepted auditing standards.

Insomuch as C.C. McDonald carries no securities for any customers, being solely a dealer for Pioneer, Franklin Templeton, and Fidelity Destiny mutual funds, there are no procedures for the safeguarding of securities to be examined.

Considering (1) that C.C. McDonald consists only of the sole proprietor, (2) that C.C. McDonald had income of only $5191.00 of which $5148.00 was from mutual funds commissions generated solely from existing accounts, (3) that C.C. McDonald did no advertising and the only correspondence with clients was initiated by the clients or in several instance clients redeeming shares/reaching the age of mandatory IRA withdrawals were contacted to offer assistance determining a cost basis/explaining withdrawal options, (4) that C.C. McDonald heard of no complaints from clients or otherwise, the firm's internal accounting procedures are as basic and simple, but quite adequate to comply with rules 15c3-1 & -3, etc., as could be imagined.

C.C. McDonald has filed SIPC-3, Certificate of Exclusion from Membership, for the year ending December 31, 2005, as it has in prior years.

James H. Morgan II (signature) Annapolis, MD February 12, 2005

James H. Morgan II
(Public Accountant)

Statement

of

FINANCIAL CONDITION

as of 31 December 2004

| | | |
|---|---|---|
| Assets | | |
| Allowable: Cash | 11507 | |
| Liabilities | | Ø |
| Ownership Equity | | 11507 |
| Total Liabilities & Ownership Equity | | 11507 |

Statement

of

INCOME (Loss)

for the period from January 1, 2004 to December 31, 2004

| | |
|---|---|
| REVENUE | |
| Revenue from sale of investment company shares | 5148 |
| Other revenue | 43 |
| Total revenue | 5191 |
| EXPENSES | |
| Compensation to sole proprietor | 1000 |
| Commissions to registered representatives | Ø |
| Regulatory fees and expenses | 1050 |
| Other expenses | 90 |
| Total expenses | 2140 |
| NET INCOME | 3051 |

Statement of CHANGES in FINANCIAL CONDITION

for the year ended 31 December 2004

| | | | |
|---|---|---|---|
| 1 Jan | Cash available | | $ 8465 |
| 1 Jan-31 Dec | Revenue from sale of investment company shares | $ 5148 | |
| 1 Jan-31 Dec | Interest from bank accounts | 43 | |
| | | | $ 5191 |
| 1 Jan-31 Dec | Compensation to sole proprietor | [$1000] | |
| 1 Jan-31 Dec | Commission to registered representatives | [$ ∅ ] | |
| 1 Jan-31 Dec | Regulatory fees and expenses | [$1050] | |
| 1 Jan-31 Dec | Other expenses | [$ 90] | |
| | | | [$2140] |
| 31 Dec | Cash available | | $11516 |

Statement

of

CHANGES in SOLE PROPRIETOR'S CAPITAL

for the period from 1 January 2004 to 31 December 2004

| | | |
|---|---|---|
| Sole proprietor's capital as of 1 January 04 | : | $ 8465 |
| Sole proprietor's capital as of 31 December 04 | : | $ 11507 |
| Change | | $ 3042 |

Statement

of

CHANGES in LIABILITIES SUBORDINATED to

CLAIMS of GENERAL CREDITORS

as of 31 December 2004

Not Applicable

Schedule

of

COMPUTATION of NET CAPITAL pursuant to RULE 15c3-1

and

COMPUTATION of RESERVE REQUIREMENTS pursuant to RULE 15c3-3

as of 31 December 2004

| | | |
|---|---|---|
| Total assets | $ 11516 | |
| Total liabilities | | $ |
| Net worth | $ 11516 | |
| Non-allowable assets | | $ |
| Haircuts on securities | | $ |
| Net worth | $ 11516 | |
| Required net capital ($5000) | | $ 5000 |
| Excess net capital | $ 6516 | |

Schedule

of

INFORMATION RELATING to POSSESSION or CONTROL REQUIREMENTS

under RULE 15c3-3

as of 31 December 2004

Not Applicable

See Attached Statement

Schedule

of

A RECONCILIATION, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

Not Applicable

Schedule

of

A RECONCILIATION between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

Not Applicable

Statement

of

ANY MATERIAL INADEQUACIES

NONE